Exhibit 15.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Given Imaging Ltd.

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-111310) of Elron Electronic Industries Ltd. of our report dated February 7, 2006, with respect to the consolidated balance sheets of Given Imaging Ltd. and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2005, which report appears in the December 31, 2005 annual report on Form 20-F of Elron Electronic Industries Ltd.

/s/ Somekh Chaikin
Certified Public Accountants (Isr.)
A member firm of KPMG International

Tel-Aviv, Israel
June 25, 2006